[Letterhead of Sutherland Asbill & Brennan LLP]
November 26, 2008
VIA EDGAR
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PureRay Corporation Form 10-Q for the Period Ended July 31, 2008 Filed September 19, 2008 File No. 0-32089
Dear Ms. Thompson:
     On behalf of PureRay Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated November 6, 2008 with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2008 (File No. 0-32089), filed with the Commission on September 19, 2008 (the “Form 10-Q”). The Staff’s comments are set forth below and are followed by the Company’s responses.
Form 10-Q for the Period Ended July 31, 2008
Item 4T. Controls and Procedures, page 9
1.	We read that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting management of any material information relating to you that is required to be disclosed by you in the reports you file or submit under the Securities Exchange Act of 1934. You appear to be providing a partial definition of disclosure controls and procedures, and it is unclear from this statement whether your disclosure controls and procedures were designed to meet all the criteria of the definition of disclosure controls and procedures as defined in Exchange Act

Jennifer Thompson
November 26, 2008

Rule 13a-15(e). Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
     The Company advises the Staff on a supplemental basis that it will revise the above-referenced disclosure to conform to the Staff’s comment in all future filings with the Commission where such disclosure is required to be included.
Note 1. Background, page F-4
2.	We note your discussion of the merger between PureCanada and NAGA, here and throughout your filing, and we note your presentation of equity accounts following the merger on the face of your balance sheet. As this is a reverse merger treated for accounting purposes as a recapitalization, we believe the most appropriate way to reflect this transaction is to retroactively restate the equity of PureCanada prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 35,855,000 Exchangeable Shares and 8,963,750 Special Voting Shares received by PureCanada in the merger. We believe that the 13,500,000 shares of common stock held by NAGA immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to “Shares effectively issued to former NAGA shareholders as part of the July 24, 2008 recapitalization,” presented as though this were an issuance of stock on July 24, 2008. Similarly, the 2,000,000 units issued in the private placement on the merger date should be reflected as a separate line item within the equity statement and presented as an issuance of stock and warrants on July 24, 2008. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128. Please provide us with a statement of shareholders’ equity covering the periods presented in your Form 10-Q consistent with the guidance above, and tell us how you considered revising your Form 10-Q for this matter. If you continue to believe that the Exchangeable Shares are not, in substance, an obligation of the post-merger entity that should live through the consolidation with Acquisition Sub and be presented on the face of the consolidated balance sheet consistent with Rule 5-02.28 Regulation S-X, please explain to us in detail how you reached this conclusion, including citing the accounting guidance that you are relying upon.
     The Company advises the Staff on a supplemental basis that the Exchangeable Shares were issued by a wholly-owned subsidiary of the Company for the purpose of achieving certain tax objectives for Canadian shareholders. The Exchangeable Shares are

Jennifer Thompson
November 26, 2008

intended to share in the economic benefits of the Company’s common stock and are exchangeable into common stock of the Company at the option of each holder or upon certain events, as discussed more fully in the Company’s response to comment number 5 below. The Exchangeable Shares have attributes most closely associated with common stock warrants and have been treated as such for purposes of presentation in the balance sheet and in the calculation and presentation of earnings (loss) per share.
     Additionally, the Company does not believe Rule 5-02.28 Regulation S-X applies with respect to the Exchangeable Shares for the following reasons:
1.	The Exchangeable Shares were issued by a subsidiary of the Company and not by the Company itself.

2.	The Exchangeable Shares are not preferred shares. They do not have a preferred claim to the equity value of the Company, are not redeemable and do not accrue preferred dividends.

3.	Although the Exchangeable Shares may be exchanged for the common stock of the Company, and may participate on a proportionate basis in dividends declared on the Company’s common stock, the Exchangeable Shares contain no voting or redemption rights and must be exchanged into common stock to share in the equity value attributable to common stock.

4.	Based on the foregoing, the Company believes that the Exchangeable Shares represent rights to acquire common shares of the Company under prescribed terms and conditions and therefore most closely approximate, and have been treated as, common stock warrants.
The Company has attached as Exhibit A hereto a Statement of Shareholders’ Equity of the Company for the period from inception (September 19, 2007) through July 31, 2008, setting forth the transactions comprising the recapitalization of the Company in response to the Staff’s comment.
3.	We note your discussion of the 2.0 million units issued in a private placement concurrent with the merger. Please tell us how you accounted for the warrants issued in this private placement, and provide us with a copy of the document that specifies the rights and obligations of the warrant holders and of you with respect to these warrants.
     The Company advises the Staff on a supplemental basis that the warrants may only be exercised for the purchase of common stock of the Company and may not be redeemed or settled in cash upon exercise. Accordingly, an allocation of the unit purchase price between the common stock and the warrants would not be meaningful as the excess of unit purchase price over par value is credited to paid-in capital regardless of such allocation. Applicable disclosures related to the warrants have been made in Notes 1 and 5 to the Financial Statements contained in the Form 10-Q.

Jennifer Thompson
November 26, 2008

     The Company has attached a form of Warrant Agreement specifying the rights and obligations of the warrant holders and the Company with respect to the warrants as Exhibit B hereto in response to the Staff’s comment.
Note 4. Shareholders’ Equity, page F-6
4.	With reference to our comment number 2 above, please provide us with calculations of your earnings per share for each period presented in your Form 10-Q. Refer to SFAS 128 and EITF 03-6, as it appears that the Exchangeable Shares may be participating securities and therefore earnings per share for your common stock should be calculated using the two-class method. With reference to this accounting guidance, please explain to us how you determined these shares should not be included in basic earnings per share, and how you determined it was appropriate to include the Exchangeable Shares in your calculation of diluted earnings per share. Also provide us with your analysis of whether the holders of the Exchangeable Shares have a contractual obligation to share in the losses of the post-merger entity on a basis that is objectively determinable, including providing us with copies of the documents that explain the rights and obligations of these shareholders.
     The Company advises the Staff on a supplemental basis that it believes paragraph 61 of SFAS 128 requires the use of the if-converted method for participating securities that are convertible into common stock if the effect is dilutive. For those participating securities that are not convertible into common stock, the Company believes that SFAS 128 requires the use of the two-class method. The Company refers the Staff to the Company’s response to comment number 5 below. As the Exchangeable Shares are convertible into shares of the Company’s common stock, the Company believes that SFAS 128 requires the use of the if-converted method, rather than the two-class method, with respect to the Company’s calculations of its earnings per share.
      As disclosed on page 5 of the Form 10-Q, the Company is obligated in the event it declares a dividend on its common shares to cause its subsidiary to declare an equivalent dividend per share on the Exchangeable Shares. However, there are no stated obligations on the part of holders of Exchangeable Shares to share in, or to fund, the losses of the post-merger entity. As a common stock equivalent, the Exchangeable Shares will share in the impact of such losses on the value of the Company’s common stock.
     The Company has attached as Exhibit C hereto its calculation of Earnings per Share for the three months ended July 31, 2008 and for the period from inception (September 19, 2007) through July 31, 2008 in response to the Staff’s comment.
     The Company has attached as Exhibit D hereto the share provisions with respect to the Exchangeable Shares in response to the Staff’s comment. The Company respectfully refers the Staff to the Voting and Exchange Trust Agreement and the Support Agreement filed as Exhibits 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K/A filed on October 9, 2008, which contain additional provisions with respect to the rights and obligations of the holders of Exchangeable Shares. The Company additionally respectfully refers the Staff to the disclosure of the rights and obligations of the Exchangeable Shares contained in the (i) Voting and Exchange Trust Agreement section, Support Agreement section and Exchangeable Shares section of Item 1.01 of the Company’s Current Report on Form 8-K/A filed with the Commission on

Jennifer Thompson
November 26, 2008

October 9, 2008 and (ii) Entry Into Share Purchase Agreement section of Item 2 of Part I of the Form 10-Q.
5.	We read in Note 4 that diluted loss per share is calculated as if the Exchangeable Shares were exchanged into shares of common stock. Please tell us whether there are any circumstances under which the Exchangeable Shares are convertible into common stock, and if so, please tell us where you have disclosed this matter to your investors as this matter does not appear to have been addressed in your amended Form 8-K filed on October 9, 2008. If the Exchangeable Shares are not convertible into common stock, please revise your disclosure in future filings to clarify, if true, that the Exchangeable Shares are a participating security and are considered in your calculation of both basic and diluted earnings per common share in accordance with SFAS 128 and EITF 03-6.
     The Company advises the staff on a supplemental basis that the Exchangeable Shares are convertible into shares of the Company’s common stock (i) upon the demand of the holders of such Exchangeable Shares, (ii) upon certain insolvency events and liquidation events with respect to the Company and its subsidiaries and (iii) at the Company’s option beginning five years after the initial issuance of the Exchangeable Shares or earlier upon certain triggering events. The Company respectfully refers the Staff to the disclosure of the circumstances under which the Exchangeable Shares are convertible into the Company’s common stock included in the (i) Voting and Exchange Trust Agreement section and Exchangeable Shares section of Item 1.01 of the Company’s Current Report on Form 8-K/A filed with the Commission on October 9, 2008 and (ii) Entry Into Share Purchase Agreement section of Item 2 of Part I of the Form 10-Q.
Exhibits 31.1 and 31.2
6.	We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. These references are not permissible as the language of the certifications indicated by paragraph b(31) of Item 601 of Regulation S-K should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings, including any amendments we are requesting, your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers confirm to us that they are signing all of the certifications in their personal capacity.
     The Company advises the Staff on a supplemental basis that it will revise the above-referenced certifications to conform to the Staff’s comment in all future filings with the Commission where such certifications are required.

Required Acknowledgement
Jennifer Thompson
November 26, 2008

     In connection with the submission of the Company’s response to the comments provided by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *
     If you have any questions or additional comments concerning the foregoing, please contact Doyle Campbell at (212) 389-5073 or the undersigned at (202) 383-0515.
Sincerely,
/s/ John J. Mahon
John J. Mahon

Exhibit A
PureRay Corporation
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficit)
For the period from September 19, 2007 (Date of Inception) to July 31, 2008
(Expressed in U.S. dollars)

							Deficit
							Accumulated
	Common Shares		Preferred Shares		Additional		During the
		Par		Par	Paid -In	Shareholder	Development
	Number	Value	Number	Value	Capital	Subscription	Stage	Total
	#	$	#	$	$	$	$	$
Balance – September 19, 2007 (Date of Inception)	—	—			—		—	—
Common shares subscribed	15,185,000				150		—	150
Net loss for the period	—	—			—		(129,843)	(129,843)

Balance — April 30, 2008	15,185,000	—	—	—	150	—	(129,843)	(129,693)

Shares issued for intangible assets	20,670,000	2,067				(2,067)		—
Adjustment for change in Par Value		1,519				(1,519)		—
Recapitalization transactions								—

Shares effectively issued to former NAGA shareholders as part of the recapitalization	34,870,000	3,487			(3,487)			—
Cancellation of founders stock	(21,370,000)	(2,137)			2,137			—
Shares of Pure Canada acquired by legal acquiror	(35,855,000)	(3,586)			(150)	3,586		(150)

Net liabilities assumed in recapitalization					—			—
Unit Private Placement	2,000,000	200			1,999,755	—		1,999,955
Issuance of Preferred Shares			8,963,750	896	(896)			—
Net loss for the period							(637,981)	(637,981)

Balance — July 31, 2008	15,500,000	1,550	8,963,750	896	1,997,509	—	(767,824)	1,232,131

EXHIBIT B
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE DISTRIBUTION DATE], AND (II) THE DATE THE COMPANY BECAME A REPORTING COMPANY IN ANY PROVINCE OR TERRITORY.
THIS WARRANT IS NOT TRANSFERABLE AND WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE LIMITS HEREIN PROVIDED
PURERAY CORPORATION
(A Washington State corporation)
Warrant For the Purchase of                      Common Shares
THIS IS TO CERTIFY THAT, for value received,                      (the “Holder”) is entitled to subscribe for and purchase                      fully paid and non-assessable common shares (the “Warrant Shares”) of Pureray Corporation, a Washington State Corporation (the “Corporation”) at a purchase price (the “Exercise Price”) per Warrant Share of $1.00 at any time up to 5:00 PM (EST) on                     , 2009 and subject to the provisions and upon the terms and conditions herein.
The rights represented by this warrant (the “Warrant”) may be exercised by the Holder, in whole or in part (but not as to a fractional share), by surrender of this Warrant at the office of the Corporation at 3490 Piedmont Road, Suite 1120, Atlanta, GA 30305 USA, during normal business hours, together with the subscription form attached hereto completed and signed by the Holder and a certified cheque payable to or to the order of the Corporation in payment of the Exercise Price for the number of Warrant Shares subscribed. Upon the exercise of the rights represented by this Warrant and payment of the Exercise Price in accordance with the terms hereof, the Warrant Shares for which the Holder has subscribed and purchased shall be deemed to have been issued and the Holder shall be deemed to have become the holder of record of such shares on the date of such exercise and payment.
In the event of any exercise of the rights represented by this Warrant, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding three business days after the rights represented by this Warrant have been duly exercised and, unless this Warrant has expired, a new Warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such time.
The Corporation covenants and agrees that the Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance and receipt for full payment therefor, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized and reserved, a sufficient number of common shares to provide for the exercise of the rights represented by this Warrant.
THE FOLLOWING ARE THE TERMS AND
CONDITIONS REFERRED TO IN THIS WARRANT
1. In case the Corporation shall at any time subdivide its outstanding Common Shares into a greater number of shares, the Exercise Price shall be proportionately reduced and the number of subdivided Warrant Shares entitled to be purchased proportionately increased, and conversely, in case the outstanding Common Shares of the Corporation shall be consolidated into a smaller number of shares, the Exercise Price shall be proportionately increased and the number of consolidated Warrant Shares entitled to be purchased hereunder shall be proportionately decreased.
     If any capital reorganization or reclassification of the capital stock of the Corporation, or the merger, amalgamation or arrangement of the Corporation (the “Reorganization”) with another corporation shall be effected, adequate provision shall be made whereby the Holder hereof shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, or other securities as may be issued with respect to or in exchange for such number of outstanding Common Shares equal to the number of Warrant Shares purchasable and receivable upon the exercise of this Warrant had such Reorganization not taken place.
     If, in case at any time:

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(a)	the Corporation pays any dividend payable in stock upon the Common Shares or makes any distribution to the holders of the Common Shares;

(b)	the Corporation offers for subscription pro rata to the holders of its Common Shares any additional shares of stock of any class or other rights;

(c)	there is a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation; or

(d)	in case of any Reorganization;
then, and in any one or more of such cases, the Corporation will give to the Holder at least 10 calendar days’ prior written notice of the date on which the books of the Corporation will close or a record will be taken for such dividend, distribution or offer of subscription rights, or for determining rights to vote with respect to such dissolution, liquidation or winding-up or Reorganization and, in the case of such dissolution, liquidation or winding-up or Reorganization, at least 20 calendar days’ prior written notice of the date when the same will take place. Such notice in accordance with the foregoing clause will also specify, in the case of any such dividend, distribution or offer of subscriptions rights, the date on which the holders of the Common Shares will be entitled thereto, and such notice in accordance with the foregoing will also specify the date on which the holders of the Common Shares will be entitled to exchange the Common Shares for securities or other property deliverable upon such dissolution, liquidation or winding up or Reorganization, as the case may be. Each such written notice will be given by first class registered mail, postage prepaid, addressed to the Holder at the address of such Holder, as shown on the books of the Corporation.
2. As used herein, the term “Common Shares” shall mean and include the Corporation’s authorized Common Shares as constituted as of April 30, 2008, and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.
3. This Warrant shall not entitle the Holder to any rights as a shareholder of the Corporation, including without limitation, voting rights, except as herein expressly provided.
4. This Warrant and all rights hereunder are not transferable.
5. This Warrant is exchangeable upon its surrender by the Holder at the Corporation’s office located at 3490 Piedmont Road, Suite 1120, Atlanta, GA 30305 USA new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right of the Holder to subscribe for and purchase such number of Warrant Shares at the time of such surrender.
6. Any notice or other communication required to be given by the Corporation under this Warrant, whether to the Holder or otherwise, shall be delivered or telecopied as follows:

3

To the Holder:

Any notice or other communication so given shall be deemed to have been given and received when delivered, if delivered, and upon transmission, if telecopied, and if the date of such transmission is not a business day, on the next ensuing business day.
7. Time is of the essence hereof.
8. All share certificates issued to the Holder on exercise of this Warrant may bear a legend substantially in the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE DISTRIBUTION DATE], AND (II) THE DATE THE COMPANY BECAME A REPORTING COMPANY IN ANY PROVINCE OR TERRITORY.”
9. This Warrant is governed by and construed in accordance with the laws of the State of Washington.

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PURERAY CORPORATION, intending to be contractually bound, has caused this Warrant to be signed by its duly authorized officer, and this Warrant to be dated                             , 2008.

PURERAY CORPORATION

By:

Name: Jefrey M. Wallace
Title: Chief Executive Officer

Exhibit C

		Wtd Avg Shares		Wtd Avg Shares
	Wtd Avg Shares	O/S—3 mos ended	Wtd Avg Shares	O/S—Inception to
	O/S—3 mos ended	7/31/08 Fully	O/S—Inception to	7/31/08 Fully
	7/31/08 Basic	Diluted	7/31/08 Basic	Diluted

Weighted Average Shares
Common Shares issues and outstanding	20,491,833	20,491,833	8,386,835	8,386,835

Common Stock Equivalents
Exchangeable Shares (Note 1)	—	2,788,722	—	1,141,360
Common Stock Warrants (Note 2)	—	—	—	—

Total	20,491,833	23,280,556	8,386,835	9,528,195

Earnings
Net Loss	(637,981)	(637,981)	(767,824)	(767,824)

Adjustments for Common Stock Equivalents
Exchangeable Shares (Note 1)	—	—
Common Stock Warrants (Note 2)	—	—

Total	(637,981)	(637,981)	(767,824)	(767,824)

Note 1:	Fully diluted shares reflect the number of common shares issued as if Exchangeable Shares were exchanged for common stock as of the date of issuance (July 24, 2008). There is no income adjustment in calculation of fully diluted EPS. Because the net impact on EPS of the Exchangeable Shares would be to reduce net loss per share, the Exchangeable Shares are anti- dilutive and are not reflected in EPS.

Note 2:	The treasury stock method results in fewer shares outstanding assuming exercise of the warrants as of the date of issuance (July 24, 2008). Because the share adjustment would be negative, no share adjustment is reflected for purposes of fully diluted shares outstanding. Because inclusion of the warrants would reduce net loss per share, the warrants are anti-dilutive and are not included in EPS.

Exhibit D
PURERAY ACQUISITION INC.
[ACQUISITIONCO]
Share Provisions
The corporation is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares, which shall have the following rights, privileges, restrictions and conditions:
The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares.
A. Provisions Attaching to Common Shares
The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Dividends
Subject to any preference as to dividends provided to the holders of the exchangeable shares and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.
2. Dissolution
In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the exchangeable shares and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, each holder of common shares shall be entitled to receive the remaining property and assets of the Corporation.
3. Voting
The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.
4. Ranking of Common Shares

The common shares shall rank junior to the exchangeable shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the exchangeable shares.
B. Provisions Attaching to Exchangeable Shares
The exchangeable shares shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Interpretation
For purposes of this part B,
“Act” means the Canada Business Corporations Act, as amended.

“Affiliate” of any person means any other person directly or indirectly controlled by, or under common control of, that person. (For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control of”), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.)

“Associate” has the meaning ascribed thereto in the Act.

“Business Day” means any day other than a Saturday, Sunday or a day on which Canadian chartered banks are not open for business in Toronto, Ontario.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a foreign currency (the “Foreign Currency Amount”) at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the board of directors to be appropriate for such purpose.

“Current Market Price” means, in respect of a PureRay U.S. Common Share on any date, the Canadian Dollar Equivalent of the average of the closing bid and ask prices of PureRay U.S. Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on such stock exchange or automated quotation system on which the PureRay U.S. Common Shares are listed or quoted, as the case may be, as may be selected by the board of directors for such purpose; provided however, that if the PureRay U.S. Common Shares are not then quoted on any stock exchange or automated quotation system or if, in the opinion of the board of directors, the public distribution or trading activity of PureRay U.S. Common Shares during such period does not create a market which reflects the fair market value of a PureRay U.S. Common Share, the Current Market Price of a PureRay U.S. Common Share shall be determined by the board of directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the board of directors shall be conclusive and binding.

“Dividend Amount” has the meaning ascribed thereto in section 5.1.

“Effective Date” means the date on which PureRay Acquisition Inc., a predecessor corporation of the Corporation, made an initial issuance of exchangeable shares.

“Exchangeable Share Voting Event” means any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event.

“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or the rights of the holders of, the exchangeable shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the exchangeable shares and the PureRay U.S. Common Shares.

“ITA” means the Income Tax Act (Canada), as amended.

“Liquidation Amount” has the meaning ascribed thereto in section 4.1.

“Liquidation Call Purchase Price” has the meaning ascribed thereto in section 4.5.

“Liquidation Call Right” has the meaning ascribed thereto in section 4.5.

“Liquidation Date” has the meaning ascribed thereto in section 4.1.

“Person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization.

“PureRay Holdings” means PureRay Holdings ULC, an unlimited liability corporation incorporated under the laws of Alberta.

“PureRay Holdings Call Notice” has the meaning ascribed thereto in section 5.3.

“PureRay U.S.” means North American Natural Gas, Inc., a corporation formed under the laws of the State of Washington, and any successor corporation thereto.

“PureRay U.S. Common Shares” mean the shares of common stock, US$0.0001 par value per share, in the capital of PureRay U.S., and any other securities into which such shares may be changed.

“PureRay U.S. Control Transaction” means the occurrence of:
(a)	a Person, including the Person’s Affiliates and Associates or such Persons who are acting jointly or in concert with such Person, becoming the beneficial owner,

directly or indirectly, of, or exercising control or direction over, securities of PureRay U.S. carrying in excess of 50.1% of the total voting rights attaching to all securities of PureRay U.S., or
(b)	PureRay U.S. consolidating or amalgamating with, or merging with or into, another Person, or any Person consolidating or amalgamating with, or merging with or into, PureRay U.S. resulting in the transferee Person holding securities of PureRay U.S. carrying in excess of 50.1% of the total voting rights attaching to all securities of PureRay U.S..
“PureRay U.S. Dividend Declaration Date” means the date on which PureRay U.S. declares any dividend on the PureRay U.S. Common Shares.

“Purchase Price” has the meaning ascribed thereto in section 5.3.

“Redemption Call Purchase Price” has the meaning ascribed thereto in section 6.5.

“Redemption Call Right” has the meaning ascribed thereto in section 6.5

“Redemption Date” means the date, if any, established by the board of directors for the redemption by the Corporation of all but not less than all of the outstanding exchangeable shares pursuant to section 7, which date shall be no earlier than five years after the Effective Date unless:
(a)	there are then outstanding fewer than 10% of the aggregate number of exchangeable shares issued by the Corporation (other than exchangeable shares held by PureRay U.S. and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the board of directors to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares, any issue or distribution of rights to acquire exchangeable shares or securities exchangeable for or convertible into exchangeable shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the exchangeable shares), in which case the board of directors may accelerate such redemption date to such date prior to five years after the Effective Date as they may determine, upon at least 60 days’ prior written notice to the registered holders of the exchangeable shares;

(b)	a PureRay U.S. Control Transaction occurs, in which case, provided that the board of directors determines, in good faith and in its sole discretion, acting reasonably, that the redemption of all but not less than all of the outstanding exchangeable shares is necessary or desirable to enable the completion of such transaction in accordance with its terms, the board of directors may accelerate such redemption date to such date prior to five years after the Effective Date as they may determine, upon such prior written notice to the registered holders of the exchangeable shares as the board of directors may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event is proposed, in which case, provided that the board of directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the Redemption Date shall be the Business Day before the record date for any meeting or vote of the holders of the exchangeable shares to consider the Exchangeable Share Voting Event and the board of directors shall give such prior written notice of such redemption to the registered holders of the exchangeable shares as the board of directors may determine to be reasonably practicable in such circumstances; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and the holders of the exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the holders of the exchangeable shares failed to take such action and the board of directors shall give such prior written notice of such redemption to the registered holders of the exchangeable shares as the board of directors may determine to be reasonably practicable in such circumstances, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to less than 10% of such holders of exchangeable shares shall not affect the validity of any such redemption.

“Redemption Price” has the meaning ascribed thereto in section 6.1.

“Remittance Date” has the meaning ascribed thereto in section 4.7(d).

“Retracted Shares” has the meaning ascribed thereto in section 5.1.

“Retraction Call Right” has the meaning ascribed thereto in section 5.1.

“Retraction Date” has the meaning ascribed thereto in section 5.1.

“Retraction Price” has the meaning ascribed thereto in section 5.1.

“Retraction Request” has the meaning ascribed thereto in section 5.1.

“Stamp Taxes” means all stamp, registration and transfer taxes and duties or their equivalents in all jurisdictions where such taxes and duties are payable as a result of any of the transactions contemplated by these share provisions including, without limitation, United Sates stamp duty and stamp duty reserve tax.

“Support Agreement” means the support agreement dated as of the Effective Date between PureRay U.S., PureRay Holdings, PureRay Acquisition Inc. and the Trustee.

“Transfer Agent” means the Corporation or such other person as may from time to time be the registrar and transfer agent for the exchangeable shares.

“Trustee” means Derek Blackburn, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement dated as of the Effective Date between PureRay U.S., PureRay Holdings, PureRay Acquisition Inc. and the Trustee.

2.	Dividends

2.1	The holders of exchangeable shares shall be entitled to receive and the board of directors shall, subject to applicable law, on each PureRay U.S. Dividend Declaration Date, declare a dividend on the exchangeable shares:
(a)	in the case of a cash dividend declared on the PureRay U.S. Common Shares, in an amount in cash for each exchangeable share equal to the Canadian Dollar Equivalent on the Business Day immediately preceding the date of payment of the cash dividend declared on each PureRay U.S. Common Share, or

(b)	in the case of a stock dividend declared on the PureRay U.S. Common Shares to be paid in PureRay U.S. Common Shares, in such number of exchangeable shares for each exchangeable share as is equal to the number of PureRay U.S. Common Shares to be paid on each PureRay U.S. Common Share, or

(c)	in the case of a dividend declared on the PureRay U.S. Common Shares in property other than cash or PureRay U.S. Common Shares, in such type and amount of property for each exchangeable share as is the same as or economically equivalent to (to be determined by the board of directors as contemplated by section 2.5) the type and amount of property declared as a dividend on each PureRay U.S. Common Share.
Such dividends shall be paid out of money, assets or property, as applicable, of the Corporation properly applicable to the payment of dividends, or in the case of clause (b) above, out of authorized but unissued shares of the Corporation.

2.2	Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by section 2.1(a) and the sending of such a cheque to each holder of exchangeable shares shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of exchangeable shares shall be issued or transferred in respect of any stock dividends contemplated by section 2.1(b) and the sending of such a certificate to each holder of exchangeable shares shall, absent non-receipt thereof, satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 2.1(c) shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of exchangeable shares shall satisfy the dividend represented thereby. No holder of exchangeable shares shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

2.3	The record date for determining the holders of exchangeable shares entitled to receive payment of, and the payment date for, any dividend declared on the exchangeable shares under section 2.1 shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the PureRay U.S. Common Shares.

2.4	If on any payment date for any dividends declared on the exchangeable shares under section 2.1 the dividends are not paid in full on all of the exchangeable shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the board of directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

2.5	The board of directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board of directors may require), economic equivalence for the purposes of section 2.1, and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the board of directors to be relevant, be considered by the board of directors:
(a)	in the case of any stock dividend or other distribution payable in PureRay U.S. Common Shares, the number of such shares issued in proportion to the number of PureRay U.S. Common Shares previously outstanding;

(b)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase PureRay U.S. Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire PureRay U.S. Common Shares), the relationship between the exercise price of each such right, option or warrant and the current market price of a PureRay U.S. Common Share;

(c)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of PureRay U.S. of any class other than PureRay U.S. Common Shares, any rights, options or warrants other than those referred to in section 2.5(b), any evidences of indebtedness of PureRay U.S. or any assets of PureRay U.S.), the relationship between the fair market value (as determined by the board of directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding PureRay U.S. Common Share and the current market price of a PureRay U.S. Common Share;

(d)	in the case of any subdivision, re-division or change of the then outstanding PureRay U.S. Common Shares into a greater number of PureRay U.S. Common

Shares or the reduction, combination or consolidation or change of the then outstanding PureRay U.S. Common Shares into a lesser number of PureRay U.S. Common Shares or any amalgamation, merger, re-organization or other transaction effecting the PureRay U.S. Common Shares, the effect thereof on the then outstanding shares of PureRay U.S. Common Shares; and

(e)	in all such cases, the general taxation consequences of the relevant event to holders of exchangeable shares to the extent that such consequences may differ from the taxation consequences to holders of PureRay U.S. Common Shares as a result of differences between taxation laws of Canada and the United States of America (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of the exchangeable shares).
2.6	Except as provided in section 2.1, holders of the Exchangeable Shares shall not be entitled to receive dividends in respect thereof.

3.	Certain Restrictions

3.1	So long as any of the exchangeable shares are outstanding, the Corporation shall not in the circumstances described below at any time without, but may at any time with, the approval of holders of the exchangeable shares given as specified in section 9:
(a)	pay any dividends on the common shares or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares or any such other shares ranking junior to the exchangeable shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

(c)	redeem or purchase any other shares ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution.
The restrictions in clauses (a), (b) and (c) above shall only apply if dividends shall have been declared on the outstanding PureRay U.S. Common Shares and all dividends on the outstanding exchangeable shares corresponding to such dividends on the PureRay U.S. Common Shares have not been declared on the exchangeable shares and paid in full.

4.	Distribution on Liquidation

4.1	In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the exercise by PureRay Holdings of the Liquidation Call Right and unless a holder of exchangeable shares has exercised his or her Exchange Right pursuant to and as defined in the Voting and Exchange Trust Agreement, the holders of the exchangeable shares shall be entitled to receive from the assets and property of the Corporation for each exchangeable share held by them on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any amount shall be paid or any assets or property of the Corporation distributed to the holders of the common shares or any other shares ranking junior to the exchangeable shares, an amount per share equal to: (i) the Current Market Price of a PureRay U.S. Common Share on the last Business Day before the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one PureRay U.S. Common Share, plus (ii) an additional amount equivalent to the full amount of all declared and unpaid dividends on each exchangeable share with respect to which the record date occurred before the Liquidation Date without interest (collectively the “Liquidation Amount”).

4.2	On or promptly after the Liquidation Date and subject to the exercise by PureRay Holdings of the Liquidation Call Right and unless a holder of exchangeable shares has exercised his or her Exchange Right pursuant to and as defined in the Voting and Exchange Trust Agreement, the Corporation shall cause to be delivered to the holders of the exchangeable shares the Liquidation Amount for each such exchangeable share upon presentation and surrender of the certificates representing such exchangeable shares, together with such other documents and instruments as may be required to effect a transfer of exchangeable shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the exchangeable shares. Payment of the total Liquidation Amount for such exchangeable shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the exchangeable shares, on behalf of the Corporation of certificates representing PureRay U.S. Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the amount equivalent to the full amount of all declared and unpaid dividends comprising part of the total Liquidation Amount (less any tax required to be deducted and withheld from the total Liquidation Amount by the Corporation) without interest. On and after the Liquidation Date, the holders of the exchangeable shares shall cease to be holders of such exchangeable shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such exchangeable shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the exchangeable shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of exchangeable shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any tax required to be deducted and withheld therefrom) without interest for such exchangeable shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the exchangeable shares shall thereafter be considered and deemed for all purposes to be the holders of the PureRay U.S. Common Shares delivered to them.

4.3	After the Corporation has satisfied its obligations to pay the Liquidation Amount to the holders of the exchangeable shares pursuant to section 4.1, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4.4	If PureRay Holdings exercises the Liquidation Call Right, the Corporation shall give notice of that exercise to the holders of the exchangeable shares. Upon such notice being given by the Corporation, the holders of the exchangeable shares shall be obligated to transfer all of their exchangeable shares to PureRay Holdings in accordance with the terms of the Liquidation Call Right.

4.5	PureRay Holdings shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets or property of the Corporation for the purposes of winding-up its affairs pursuant to this section 4, to purchase from all but not less than all of the holders (other than PureRay U.S. or any of its Affiliates) of the exchangeable shares on the Liquidation Date all but not less than all of the exchangeable shares held by each such holder on payment by PureRay Holdings to the holder of an amount per share equal to: (i) the Current Market Price of a PureRay U.S. Common Share on the last Business Day before the Liquidation Date, which shall be satisfied in full by causing to be allotted to such holder one PureRay U.S. Common Share, plus (ii) an additional amount equivalent to the full amount of all dividends declared and unpaid on such exchangeable share (collectively, the “Liquidation Call Purchase Price”) without interest. In the event of the exercise of the Liquidation Call Right by PureRay Holdings, each holder of exchangeable shares shall be obligated to sell all of the exchangeable shares held by such holder to PureRay Holdings on the Liquidation Date on payment by PureRay Holdings to the holder of the Liquidation Call Purchase Price for each such share.

4.6	To exercise the Liquidation Call Right, PureRay Holdings shall notify the Transfer Agent in writing, as agent for the holders of the exchangeable shares, and the Corporation of its intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Corporation and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Corporation. PureRay Holdings shall notify the Transfer Agent accordingly if it does not intend to exercise the Liquidation Call Right. The Transfer Agent shall notify the holders of the exchangeable shares as to whether or not PureRay Holdings has exercised the Liquidation Call Right forthwith after the expiry of the date by which the same may be exercised by PureRay Holdings. If PureRay Holdings exercises the Liquidation Call Right, on the Liquidation Date PureRay Holdings shall purchase, and the holders will sell, all of the exchangeable shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

4.7	Before the Liquidation Date, each holder of the exchangeable shares shall deliver to the purchaser:
(a)	a certificate confirming that such holder is a resident of Canada for the purposes of the ITA; or

(b)	in the case of a holder who is a non-resident of Canada for the purposes of the ITA, a certificate satisfactory to the Corporation or PureRay Holdings, as the case may be, acting reasonably, issued pursuant to subsection 116(2) or 116(4) of the ITA (and any required certificate in respect of any similar provincial or governmental tax laws), with respect to the exchangeable shares exchanged or disposed of, and in the case of a certificate under 116(2) (and any required certificate in respect of any similar provincial or governmental tax laws) having as the “certificate limit”, as defined in subsection 116(2) of the ITA (or such provincial or governmental tax laws), an amount no less than the cost to the purchaser of the exchangeable shares, as the case may be; or

(c)	in the case of a holder who is a partnership, the holder shall also provide, along with the documents referred to in clauses (a) and (b) above, a certificate confirming the name and address of each member thereof and the percentage of partnership interest held by each member (which partners and percentages are clearly contemplated in the applicable certificate); or

(d)	if a holder fails to deliver one of the requisite certificates described above at or before the Liquidation Date, the Corporation or PureRay Holdings, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any such holder such amounts as the purchaser is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial or governmental tax law, in each case, as amended, consolidated or re-enacted from time to time, provided that such withheld amount shall not be remitted prior to two business days prior to the date such amount is required by law to be remitted (the “Remittance Date”) and where such certificate is delivered before the Remittance Date, such amount shall be released to the holder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the exchangeable shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation or PureRay Holdings, as the case may be, as agent for the holder, shall sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation or PureRay Holdings, as the case may be, to enable it to comply with such deduction or withholding requirement and the

Corporation or PureRay Holdings, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. If the proceeds of such sale are insufficient to fund the required withholding, such holder shall forthwith pay to the Corporation or PureRay Holdings, as the case may be, or remit to the applicable taxing authority the deficiency. The holder shall bear all reasonable costs and expenses associated with any sale by the Corporation or PureRay Holdings, as the case may be, pursuant to the two immediately preceding sentences.
4.8	For the purposes of completing the purchase of the exchangeable shares pursuant to the Liquidation Call Right, PureRay Holdings shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of PureRay U.S. Common Shares (which shares shall be duly issued and fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) to be delivered to the holders of the exchangeable shares in partial satisfaction of the total Liquidation Call Purchase Price and a cheque or cheques in the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price, without interest. Provided that the total Liquidation Call Purchase Price has been so deposited with the Transfer Agent (or withheld pursuant to section 4.7 hereof) and after the Liquidation Date the rights of each holder of exchangeable shares will be limited to receiving such holder’s proportionate part of the total Liquidation Call Purchase Price payable by PureRay Holdings without interest upon presentation and surrender by the holder of certificates representing the exchangeable shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the PureRay U.S. Common Shares allotted to it. Upon surrender to the Transfer Agent of a certificate or certificates representing exchangeable shares, together with such other documents and instruments as may be required to effect a transfer of the exchangeable shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of PureRay Holdings shall deliver to such holder, certificates representing the PureRay U.S. Common Shares to which the holder is entitled and a cheque or cheques of PureRay Holdings payable at par and in Canadian dollars at any branch of the bankers of PureRay Holdings in Canada in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price. If PureRay Holdings does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the exchangeable shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to this article 4.

5.	Retraction by Holder

5.1	Each holder of exchangeable shares shall be entitled at any time, subject to the exercise by PureRay Holdings of the Retraction Call Right and otherwise upon compliance with the provisions of this section 5, to require the Corporation to redeem any or all of the exchangeable shares registered in the name of such holder for an amount per share equal to: (i) the Current Market Price of a PureRay U.S. Common Share on the last Business Day before the Retraction Date, which shall be satisfied in full by the Corporation causing to be allotted to such holder one PureRay U.S. Common Share for each exchangeable share presented and surrendered by the holder, plus (ii) an additional amount (the “Dividend Amount”) equivalent to the full amount of all dividends declared and unpaid thereon and with respect to which the record date occurred before the Retraction Date (collectively the “Retraction Price”). To effect such redemption, the holder shall present and surrender at the registered office of the Corporation, or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the exchangeable shares, the certificate or certificates representing the exchangeable shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of exchangeable shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form set out below or in such other form as may be acceptable to the Corporation: (i) stating that the holder desires to have all or any number specified therein of the exchangeable shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation; (ii) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than 5 Business Days nor more than 7 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 7th Business Day after the date on which the Retraction Request is received by the Corporation, (iii) acknowledging the overriding right (the “Retraction Call Right”) of PureRay Holdings to purchase all but not less than all of the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to PureRay Holdings in accordance with the Retraction Call Right on the terms and conditions set out in section 5.3, and stating whether the holder is a resident or non-resident of Canada for the purposes of the ITA.
“NOTICE OF RETRACTION
To PureRay Acquisition Inc. and PureRay Holdings ULC
1. This notice is given pursuant to section 5 of the rights, privileges, restrictions and conditions (the “Exchangeable Share Provisions”) attaching to the exchangeable shares of the Corporation represented by the certificate accompanying this notice and all capitalized words used in this notice which are defined in the Exchangeable Share Provisions have the meanings ascribed to such words in the Exchangeable Share Provisions.
2. The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with section 5 of the Exchangeable Share Provisions (please check one):

[ ]	all exchangeable share(s) represented by this certificate; or

[ ]	exchangeable share(s) only.
3. The undersigned hereby notifies the Corporation that the Retraction Date shall be                     .

Note:	The Retraction Date must be a Business Day and must not be less than 5 Business Days nor more than 7 Business Days after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 7th Business Day after the date on which this notice is received by the Corporation.
4. The undersigned acknowledges the Retraction Call Right of PureRay Holdings to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to PureRay Holdings in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in section 5.3 of the Exchangeable Share Provisions. If PureRay Holdings determines not to exercise the Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. This notice of retraction, and offer to sell the Retracted Shares to PureRay Holdings, may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.
5. The undersigned acknowledges that if, as a result of the solvency provisions under applicable laws, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require PureRay Holdings to purchase the unredeemed Retracted Shares.
6. The undersigned hereby represents and warrants to the Corporation, PureRay U.S. and PureRay Holdings that the undersigned has good title to, and owns, the exchangeable share(s) represented by the certificate accompanying this notice to be acquired by the Corporation or PureRay Holdings, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

[ ]	Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the holder at the principal transfer office of the Corporation, failing which the securities and any cheque(s) will be mailed to the last address of the holder as it appears on the register.
7. The legal or beneficial owner of the Retracted Shares is for the purposes of the Income Tax Act (Canada), as amended (please check one):

[ ]	a resident of Canada

[ ]	a non-resident of Canada

Note:	A holder of exchangeable shares who is a non-resident of Canada for Canadian income tax purposes is required to deliver a clearance certificate which evidences that such shareholder has prepaid the Canadian income tax (if any) arising on a capital gain realized on the retraction. In addition, similar certificates may be required by provincial taxing authorities. A clearance certificate must be obtained even in circumstances where the holder is not subject to Canadian income tax on a retraction. If a holder fails to deliver the requisite certificates described above with this Notice of Retraction, the purchaser of the Retracted Shares is entitled to deduct and withhold from any consideration otherwise payable to any such holder such amounts (including a portion of the PureRay U.S. Common Shares that would otherwise be delivered on a Retraction) as the purchaser is required or permitted to deduct and withhold with respect to such payment under Canadian or provincial income tax law. The details of such withholding are set out more fully in the Exchangeable Share Provisions.

Note:	This panel must be completed and this certificate, together with such additional documents as the Corporation may require, must be deposited with the Corporation at its principal office in Toronto. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the holder as it appears on the register of the Corporation and the securities and cheque(s) resulting from such retraction or purchase will be delivered to such holder as indicated above, unless the form appearing immediately below is duly completed.

Date
Name of Person in Whose Name Securities or Cheque(s) Are To Be Registered, Issued or Delivered (please print)

Street Address or P.O. Box	Signature of Shareholder

City – Province	Signature Guarantee by

Note:	If this Notice of Retraction is for less than all of the exchangeable share(s) represented by the certificate that accompanies this notice, a certificate representing the remaining exchangeable shares will be issued and registered in the name of the holder as it appears on the register of the Corporation, unless the share transfer power on the share certificate is duly completed in respect of such shares.”
5.2	Subject to the exercise by PureRay Holdings of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 5.1 of a certificate or certificates representing the number of exchangeable shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.8, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares. If only a part of the exchangeable shares represented by any certificate are redeemed (or purchased by PureRay Holdings pursuant to the Retraction Call Right), a new certificate for the balance of such exchangeable shares shall be issued to the holder thereof at the expense of the Corporation.
5.3	Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify PureRay Holdings thereof. In order to exercise the Retraction Call Right, PureRay Holdings shall notify the Corporation in writing of its determination to do so (the “PureRay Holdings Call Notice”) within 3 Business Days of notification to PureRay Holdings by the Corporation of the receipt by the Corporation of the Retraction Request. If PureRay Holdings does not so notify the Corporation within such time period, the Corporation will notify the holder as soon as possible thereafter that PureRay Holdings will not exercise the Retraction Call Right. If PureRay Holdings delivers the PureRay Holdings Call Notice within such time period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.8, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to PureRay Holdings in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and PureRay Holdings shall purchase from such holder, and such holder shall sell to PureRay Holdings, on the Retraction Date the Retracted Shares for a purchase price (the “Purchase Price”) per share equal to the Retraction Price per share. For the purposes of completing a purchase pursuant to the Retraction Call Right, PureRay Holdings shall cause to be deposited with the Transfer Agent, on or before the Retraction Date, certificates representing PureRay U.S. Common Shares and, if applicable, a cheque or cheques of PureRay Holdings payable at par at any branch of the bankers of PureRay Holdings representing the aggregate Dividend Amount less any amounts withheld on account of tax required by law to be deducted and withheld therefrom. Provided that PureRay Holdings has complied with the immediately preceding sentence, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. If PureRay Holdings does not deliver a PureRay Holdings Call Notice within such time period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.8, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this section 5.

5.4	A holder of exchangeable shares who is not resident in Canada for the purposes of ITA shall deliver with each Retraction Request:
(a)	a certificate satisfactory to the Corporation or PureRay Holdings, as the case may be, acting reasonably, issued pursuant to subsection 116(2) or 116(4) of the ITA (and any required certificate in respect of any similar provincial or governmental tax laws), with respect to the exchangeable shares exchanged or disposed of, and in the case of a certificate under 116(2) (and any required certificate in respect of any similar provincial or governmental tax laws) having as the “certificate limit”, as defined in subsection 116(2) of the ITA (or such provincial or governmental tax laws), an amount no less than the cost to the purchaser of the exchangeable shares, as the case may be; or

(b)	in the case of a holder who is a partnership, the holder shall also provide, along with the documents referred to in (a) above, a certificate confirming the name and address of each member thereof and the percentage of partnership interest held by each member (which partners and percentages are clearly contemplated in the applicable certificate); or

(c)	in the event that a holder fails to deliver one of the requisite certificates described in clauses (a) and (b) with such holder’s Retraction Request, the Corporation or PureRay Holdings, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any such holder such amounts as the Corporation or PureRay Holdings, as the case may be, is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial or governmental tax law, in each case, as amended or succeeded, provided that such withheld amount shall not be remitted prior to two business days prior to the Remittance Date and where such certificate is delivered prior to such Remittance Date, such withheld amount shall be released to the holder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the exchangeable shares in respect of such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation or PureRay Holdings, as the case may be, as agent of the holder, shall be authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to it to enable it to comply with such deduction or withholding requirement and the Corporation or PureRay Holdings, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. If the proceeds of such sale are insufficient to fund the required withholding, such holder shall forthwith pay to the Corporation or PureRay Holdings, as the case may be, or remit to the applicable taxing authority the deficiency. The holder shall bear all reasonable costs and expenses associated with any sale by the Corporation or PureRay Holdings, as the case may be, pursuant to the two immediately preceding sentences.
5.5	The Corporation or PureRay Holdings, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the exchangeable shares, certificates representing the PureRay U.S. Common Shares (which shares shall be duly issued and fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim), and, if applicable, a cheque payable at par at any branch of the bankers of the Corporation or, as applicable, representing the aggregate Dividend Amount in partial satisfaction of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates and cheques on behalf of the Corporation or by PureRay Holdings, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority without interest), unless such cheque is not paid on due presentation.
5.6	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his or her proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 5.5, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by PureRay Holdings shall thereafter be considered and deemed for all purposes to be a holder of the PureRay U.S. Common Shares delivered to it.

5.7	Notwithstanding any other provision of this section 5, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, including, without limitation, the Act. If the board of directors believes that on any Retraction Date it would not be permitted by any of such laws to redeem all the Retracted Shares tendered for redemption on such date, and provided that PureRay Holdings shall not have exercised the Retraction Call Right with respect to all the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such requirements or provisions and shall notify the holder at least 3 Business Days before the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, including, without limitation, the Act, the Corporation shall redeem the maximum number of exchangeable shares which the board of directors determines the Corporation is, on the Retraction Date, permitted to redeem, which shall be selected as nearly as may be pro rata (disregarding fractions) in proportion to the total number of exchangeable shares tendered for retraction by each holder thereof and the

Corporation shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 5.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 7.8 and provided further that PureRay Holdings shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to section 5.2 as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have instructed the Trustee to require PureRay Holdings to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by PureRay Holdings to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

5.8	A holder of Retracted Shares may, by notice in writing given by such holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to PureRay Holdings shall be deemed to have been revoked.

6.	Redemption by Corporation

6.1	Subject to applicable law, and if PureRay Holdings does not exercise the Redemption Call Right, the Corporation shall on the Redemption Date redeem the whole of the then outstanding exchangeable shares for an amount per share equal to: (i) the Current Market Price of a PureRay U.S. Common Share on the last Business Day before the Redemption Date, which shall be satisfied in full by the Corporation causing to be allotted to each holder of exchangeable shares one PureRay U.S. Common Share for each exchangeable share held by such holder, plus (ii) an additional amount equivalent to the full amount of all dividends declared and unpaid thereon and with respect to which the record date occurred prior to the Redemption Date (collectively the “Redemption Price”).

6.2	In any case of a redemption of exchangeable shares under this section 6, the Corporation shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a PureRay U.S. Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of exchangeable shares a notice in writing of the redemption by the Corporation or the purchase by PureRay Holdings under the Redemption Call Right, as the case may be, of the exchangeable shares held by such holder. In the case of a Redemption Date established in connection with a PureRay U.S. Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of redemption by the Corporation or the purchase by PureRay Holdings under the Redemption Call Right will be sent on or before the Redemption Date, on such prior written notice as may be determined by the board of directors to be reasonably practicable in the circumstances.

6.3	On or after the Redemption Date and subject to the exercise by PureRay Holdings of the Redemption Call Right, the Corporation shall cause the Redemption Price for each such exchangeable share to be paid to the holders of the exchangeable shares to be redeemed, upon presentation and surrender of the certificates representing such exchangeable shares at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, together with such other documents and instruments as may be required to effect a transfer of exchangeable shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such exchangeable shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, certificates representing PureRay U.S. Common Shares (which shares shall be duly issued and fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the full amount of all declared and unpaid dividends comprising part of the total Redemption Price (less any tax required to be deducted and withheld from the total Redemption Price by the Corporation) without interest. On and after the Redemption Date, the holders of the exchangeable shares called for redemption shall cease to be holders of such exchangeable shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such exchangeable shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the exchangeable shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the full amount of such dividends on (except as provided in the preceding sentence) the exchangeable shares so called for redemption, or of such of the said exchangeable shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the Redemption Date, the exchangeable shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such exchangeable shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the exchangeable shares shall thereafter be considered and deemed for all purposes to be holders of the PureRay U.S. Common Shares allotted to them.

6.4	If PureRay Holdings exercises the Redemption Call Right, the Corporation shall give notice of that exercise to the holders of the exchangeable shares. Upon such notice being given by the Corporation, the holders of the exchangeable shares shall be obligated to transfer their exchangeable shares to PureRay Holdings in accordance with the terms of the Redemption Call Right.

6.5	PureRay Holdings shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the exchangeable shares by the Corporation pursuant to this section 6, to purchase from all but not less than all of the holders (other than PureRay U.S. and any of its Affiliates) of the exchangeable shares on the Redemption Date all but not less than all of the exchangeable shares held by each such holder on payment by PureRay Holdings to the holder of an amount per share equal to: (i) the Current Market Price of a PureRay U.S. Common Share on the last Business Day before the Redemption Date which shall be satisfied in full by causing to be allotted to such holder one PureRay U.S. Common Share plus (ii) an additional amount equivalent to the full amount of all dividends declared and unpaid on such exchangeable share (collectively the “Redemption Call Purchase Price”) without interest. In the event of the exercise of the Redemption Call Right by PureRay Holdings, each holder of exchangeable shares shall be obligated to sell all of the exchangeable shares held by the holder to PureRay Holdings on the Redemption Date on payment by PureRay Holdings to the holder of the Redemption Call Purchase Price for each such share.

6.6	To exercise the Redemption Call Right, PureRay Holdings shall notify the Transfer Agent in writing, as agent for the holders of the exchangeable shares, and the Corporation of its intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case PureRay Holdings shall so notify the Transfer Agent and the Corporation on or before the Redemption Date. The Transfer Agent shall notify the holders of the exchangeable shares as to whether or not PureRay Holdings has exercised the Redemption Call Right forthwith after the date by which the same may be exercised by PureRay Holdings. If PureRay Holdings exercises the Redemption Call Right, on the Redemption Date PureRay Holdings will purchase, and the holders will sell, all of the exchangeable shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

6.7	Before the Redemption Date, each holder of exchangeable shares shall deliver to the purchaser:
(a)	a certificate confirming that such holder is a resident of Canada for the purposes of the ITA; or

(b)	in the case of a holder who is a non-resident of Canada for the purposes of the ITA, a certificate satisfactory to the Corporation or PureRay Holdings, as the case may be, acting reasonably, issued pursuant to subsection 116(2) or 116(4) of the ITA (and any required certificate in respect of any similar provincial or governmental tax laws), with respect to the exchangeable shares exchanged or disposed of, and in the case of a certificate under 116(2) (and any required certificate in respect of any similar provincial or governmental tax laws) having as the “certificate limit”, as defined in subsection 116(2) of the ITA (or such provincial or governmental tax laws), an amount no less than the cost to the purchaser of the exchangeable shares, as the case may be; or

(c)	in the case of a holder who is a partnership, the holder shall also provide, along with the documents referred to in clauses (a) and (b) above, a certificate confirming the name and address of each member thereof and the percentage of partnership interest held by each member (which partners and percentages are clearly contemplated in the applicable certificate); or

(d)	if a holder fails to deliver one of the requisite certificates described above at or before the Redemption Date, the Corporation or PureRay Holdings, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any such holder such amounts as the purchaser is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial or governmental tax law, in each case, as amended, consolidated or re-enacted from time to time, provided that such withheld amount shall not be remitted prior to two business days before the Remittance Date and where such certificate is delivered before the Remittance Date, such amount shall be released to the holder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the exchangeable shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and a receipt evidencing such remittance is delivered to the holder. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation or PureRay Holdings, as the case may be, as agent for the holder, shall sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation or PureRay Holdings, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation or PureRay Holdings, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. If the proceeds of such sale are insufficient to fund the required withholding, such holder shall forthwith pay to the Corporation or PureRay Holdings, as the case may be, or remit to the applicable taxing authority the deficiency. The holder shall bear all reasonable costs and expenses associated with any sale by the Corporation or PureRay Holdings, as the case may be, pursuant to the two immediately preceding sentences.
6.8	For the purpose of completing the purchase of the exchangeable shares pursuant to the Redemption Call Right, PureRay Holdings shall deposit with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of PureRay U.S. Special Shares (which shares shall be duly issued and fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) to be allotted to the holders of the exchangeable shares in partial satisfaction of the total Redemption Call Purchase Price and a cheque or cheques in the amount of the remaining portion, if any, of the total Redemption Call Purchase Price. Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent (or withheld pursuant to section 6.7 hereof), on and after the Redemption Date, the rights of each holder of the exchangeable shares will be limited to receiving such holder’s proportionate part of the total Redemption Call Purchase Price payable by PureRay Holdings upon presentation and surrender by the holder of certificates representing the exchangeable shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the PureRay U.S. Common Shares allotted to such holder without interest. Upon surrender to the Transfer Agent of a certificate or certificates representing exchangeable shares, together with such other documents and instruments as may be required to effect a transfer of exchangeable shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of PureRay Holdings shall deliver to such holder, certificates representing the PureRay U.S. Common Shares to which the holder is entitled and a cheque or cheques of PureRay Holdings payable at par and in Canadian dollars at any branch of the bankers of PureRay Holdings in Canada in payment of the remaining portion, if any, of the total Redemption Call Purchase Price. If PureRay Holdings does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the exchangeable shares will be entitled to receive in exchange therefor the redemption price otherwise payable by the Corporation in connection with the redemption of the exchangeable shares pursuant to this section 6.
7.	Purchase for Cancellation
Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the exchangeable shares at any price by tender to all the holders of record of the exchangeable shares or in privately negotiated transactions or through the facilities of any stock exchange on which the exchangeable shares may be listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends thereon. If in response to an invitation for tenders under the provisions of this section 7, more exchangeable shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the exchangeable shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If only part of the exchangeable shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued to the holder thereof at the expense of the Corporation.
8. Voting

Except as required by applicable law, the provisions of this section or the provisions of the Support Agreement, the holders of the exchangeable shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
9. Amendment and Approval
The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed but only with the approval of the holders of the exchangeable shares given as hereinafter specified. Any approval given by the holders of the exchangeable shares to add to, change or remove any right, privilege, restriction or condition attaching to the exchangeable shares or any other matter requiring the approval or consent of the holders of the exchangeable shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law, including without limitation the Act, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than 2/3 of the votes cast by holders of the exchangeable shares (other than PureRay U.S. and its Affiliates) on such resolution at a meeting of holders of the exchangeable shares duly called and held at which the holders of at least 35% of the outstanding exchangeable shares at that time are present or represented by proxy (excluding exchangeable shares owned by PureRay U.S. and its Affiliates). If at any such meeting the holders of at least 35% of the exchangeable shares at that time are not present or represented by proxy within 30 minutes after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 5 Business Days thereafter and to such time and place as may be designated by the chairperson of such meeting. At such adjourned meeting the holders of the exchangeable shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 2/3 of the votes cast by holders of the exchangeable shares (other than PureRay U.S. and its Affiliates) on such resolution at such meeting shall constitute the approval or consent of the holders of the exchangeable shares.
10. Legend
The certificates evidencing the exchangeable shares shall contain or have affixed thereto a legend, in form and on terms approved by the board of directors, with respect to the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement (including the provisions with respect to the exchange right and automatic exchange thereunder).
Item 4 – Restrictions on Share Transfers:
If the corporation:
(a)	is not a reporting issuer or an investment fund within the meaning of applicable securities legislation; and

(b)	has not distributed to the public (excluding accredited investors within the meaning of applicable securities legislation) any of its securities,

then no securities in the capital of the corporation (other than non-convertible debt securities) shall be transferred without either:
(c)	the previous consent of the board of directors expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(d)	the previous consent of the holders of at least 51% of the securities of that class for the time being outstanding expressed by a resolution passed by the securityholders or by an instrument or instruments in writing signed by such securityholders.
Item 7 – Other Provisions:
The directors of the Corporation may, between annual meetings of shareholders of the Corporation, appoint one or more additional directors to serve until the next annual meeting, provided that the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting and provided further that the total number of directors of the Corporation after any such appointment shall not exceed the maximum number permitted by the articles.